

August 10, 2005

<u>**via facsimile and U.S. mail**</u>

Damien E. Reynolds
President, CEO and Director
Tournigan Gold Corporation
700 West Pender Street, Suite 301
Vancouver, British Columbia
Canada V6C 1G8

> Re: **Tournigan Gold Corporation**
> **Amendment No. 2 Form 20-FR filed July 25, 2005**
> **File No. 0-50486**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements</u>

1. We note that you are using the cost method rather than the equity method of accounting for your twenty four percent interest in the common stock of Condor Securities Limited. We further note that the terms of the transaction in which you acquired the interest in the Condor shares in exchange for your interests in the El Potosi and Cerro projects include conditions that may not qualify as a sale/divestiture under SAB 5:E. Explain to us how you were able to conclude that you were divorced from all incidents of ownership and that divestiture treatment is appropriate. We note that the projects were transferred subject to the listing of Condor's shares on a Canadian or Australian stock exchange. If such listing is not obtained, the projects will be returned to you and you will be required to reimburse Condor for expenses on

the projects. If you are able to support divestiture treatment, we will need additional information to support that your ownership of a twenty four percent interest (before the share "roll-back") in the common shares of Condor does not give you significant influence on the affairs of that company. Under generally accepted accounting principles, stock ownership of twenty percent or more creates a rebuttable presumption of significant influence and use of the equity method of accounting is typically appropriate. Please correlate your response to the Canadian and U.S. accounting literature that you believe supports your accounting. Note that SAB 5:E address the need for consolidation under FIN 46R in some circumstances.

2. Given the consensus reached in EITF issue 04-2, explain to us why you believe that your accounting policy for mineral property acquisition costs is consistent with U.S. generally accepted accounting principles.

3. Given your apparent exploration activities and the resulting disturbance of the exploration property through drilling and other activities, explain to us how your financial statements comply with FAS 143. We note the lack of an asset retirement obligation or the related disclosures called for by FAS 143 and the related Canadian pronouncement.

4. These comments resulted from a preliminary review of your financial statements. Please call us to discuss the comments before you reply to this letter. We will continue our review of your financial statements and may have additional comments after you have responded to the comments in this letter.

Closing Information

File revised proxy materials as necessary and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Roger Baer, Mining Engineer, at (202) 551-3705 with any questions regarding engineering comments. You may contact Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763 with any accounting questions. Contact Susan Min at (202) 551-3727 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
H. R. Schwall
B. Stem
R. Baer
S. Min